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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                    PREMIER DEVELOPMENT AND INVESTMENT, INC.
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.00002 PER SHARE
                         (Title of Class of Securities)

                                   74049P 10 2
                                 (CUSIP Number)

                            Laura E. Anthony, Esquire
                         330 Clematis Street, Suite 217
                            West Palm Beach, FL 33401
                                  (561)514-0936
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 25, 2004
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section ss.240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Adam Barnett
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     United States of America
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               7.   Sole Voting Power
  NUMBER OF         6,140,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           6,140,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,140,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     8.974%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------




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ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the common stock, par value $0.00002 per share ("Common Stock"), of Premier Development and Investment, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive offices is 7475 Skillman, Suite C-102 Dallas, Texas 75231.


ITEM 2. IDENTITY AND BACKGROUND.

        (a)   Adam Barnett

        (b)   Business Address: 11449 S.W. 86 Lane, Miami, Florida 33173.

        (c)   Finance Consultant

        (d)   Criminal Proceedings: None

        (e)   Civil Proceedings: None

        (f)    Citizenship: United States of America


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On September 25, 2004 Mr. Barnett acquired 125,000 shares of Common Stock pursuant to a Stock Subscription Agreement (the "Agreement") (the terms of which are hereby incorporated by reference), dated as of September, 2004 by and between Premier Development and Investment, Inc. ("Premier" or the "Company") and Mr. Barnett. Pursuant to the terms of the Stock Purchase Agreement, Mr. Barnett agreed to: remit the sum of one-hundred thousand dollars (US $100,000.00) or eighty cents (US $0.80) a share, to the Company and the Company issued Mr. Barnett one-hundred twenty-five thousand (125,000) unrestricted shares of the Company's Common Stock, Class A, $0.00002 par value (the "Shares").


ITEM 4. PURPOSE OF TRANSACTION.

        On September 25, 2004, Mr. Barnett and Premier entered into the Stock Purchase Agreement, pursuant to which Mr. Barnett acquired the Shares in exchange for certain consideration described in Item 3 above and in the Stock Subscription Agreement (the terms of which are hereby incorporated by reference). Mr. Barnett acquired these shares solely for investment purposes.

        Mr. Barnett does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in
Item 4(a)-(j) of Schedule 13D.


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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Barnett is deemed the beneficial owner of 6,140,000 shares of Common Stock of the Company representing 8.974% of the Common Stock of the Company outstanding as of [ ], 2005. This number includes: (i) 6,140,000 shares of Common Stock currently owned individually by Mr. Barnett, and (ii) no currently exercisable options.

        (b) Mr. Barnett has sole voting power over 6,140,000 shares of the Common Stock and shared voting power over 0 shares of the Common Stock. He has sole dispositive power over 6,140,000 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock.

        (c) Except as reported above in Item 3, Mr. Barnett has not effected any transactions in the Common Stock during the past 60 days.

        (d) No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Barnett.

        (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The information set forth under Items 3, 4 and 5 and the agreement set forth on the Exhibits attached hereto is incorporated herein by reference. As described in Item 3 above, pursuant to the Stock Subscription Agreement Mr. Barnett acquired 125,000 shares of Common Stock of Premier.

        Mr. Barnett holds no options to purchase shares of Common Stock pursuant to the Company's stock option and incentive plans.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1. Stock Subscription Agreement, by and between Mr. Barnett and Premier, dated as of September 25, 2004.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2005



                                                  By: /s/ ADAM BARNETT
                                                      --------------------------
                                                      Name/Title: Adam Barnett





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                                    EXHIBIT A
                                    ---------
                          STOCK SUBSCRIPTION AGREEMENT

                          STOCK SUBCRIPTION AGREEMENT


         THIS AGREEMENT is by and between Premier Development & Investment, Inc., a Nevada corporation (the "Company") and Adam Barnett of Miami, Florida, a shareholder of the Company ("Barnett").

                                  WITNESSETH:

         WHEREAS, Barnett desires to purchase one-hundred twenty-five thousand (125,000) unrestricted shares of the Company's Common Stock, Class A, $0.00002 par value (the "Shares") pursuant to the provisions of this Agreement and which the Board of Directors of the Company has determined that it is in the best interests of the Company to provide Barnett with an opportunity to increase his ownership in the Company.

         NOW, THEREFORE, the parties agree as follows:

1. ISSUANCE AND SALE OF THE SHARES. Barnett shall remit one-hundred thousand dollars (US$100,000.00), or eighty cents (US$0.80) a share, to the Company and the Company shall issue the Shares to Barnett.

2. REPRESENTATIONS OF BARNETT. Barnett hereby represents and warrants to the Company that he is purchasing the Shares for investment purposes and not with the intention to their redistribution or resale. He has the full power, right, legal capacity, and authority to enter into and perform his obligations under this Agreement, and no approval or consent of any third parties is necessary in connection herewith. He has had the opportunity to review the merits of the purchase of the Shares contemplated hereby with tax and legal counsel and financial advisors as deemed appropriate.

3. ENTIRE AGREEMENT; MODIFICATION; WAIVER. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter contained herein and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by both of the parties. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

4. GOVERING LAW. This Agreement shall be construed in accordance with and governed by the laws of the State of Texas.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement this ____ day of September, 2004.


/s/ Adam Barnett                          /s/ Eric R. Boyer
-------------------------------           --------------------------------------
                                          Eric R. Boyer
                                          Premier Development & Investment, Inc.
                                          President and Chief Executive Officer